¢		¢
Annual General Meeting of Criteo
Date:	June 18, 2014
See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

		For	Against
Agenda of the ordinary shareholder’s meeting competence
1	Approval of the annual accounts of the fiscal year ended December 31, 2013	☐	☐
2	Approval of the consolidated accounts of the fiscal year ended December 31, 2013	☐	☐
3	Discharge to the members of the board of directors and to the statutory auditors for the performance of their duties during the financial year 2013	☐	☐
4	Allocation of net results for the fiscal year ended December 31, 2013	☐	☐
5	Review of the agreements referred to in articles L.225-38 and seq. of the French Commercial Code	☐	☐
6	Determination of the amount of the directors’ attendance fees	☐	☐
7	Renewal of Mr. Dominique Vidal’s office as director	☐	☐
8	Approval of the 2013 and 2014 OSA (options to subscribe to new shares) and OAA (options to purchase existing shares) plans and of the 2013 and 2014 free share plans adopted by the Board of Directors	☐	☐
Agenda of the extraordinary shareholder’s meeting competence
9

Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing of ordinary shares or of any security giving access to the share capital with removal of the shareholders’ preferential subscription right to the benefit of a determined category of persons who meet certain criteria

		☐	☐
10

Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing of ordinary shares or of any security giving access to the share capital while preserving the shareholders’ preferential subscription right

		☐	☐
11

Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing of ordinary shares or of any security giving access to the share capital with removal of the shareholders’ preferential subscription right including in the context of a public offering

		☐	☐
12

Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing of ordinary shares or of any security giving access to the share capital with removal of the shareholders’ preferential subscription right in the framework of an offering made to the benefit of qualified investors or to a restricted circle of investors mentioned at the II of article L. 411-2 of the French monetary and financial code

		☐	☐
13

Delegation of authority to be granted to the Board of Directors in order to increase the number of securities to be issued as a result of a share capital increase with or without preferential subscription right pursuant to the said resolutions

		☐	☐
14	Determination of the overall limits on the amounts of the issues completed pursuant to the above mentioned delegations	☐	☐
15	Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of incorporation of premiums, reserves, benefits or others	☐	☐
16	Authorization to be given to the Board of Directors to grant OSA (options to subscribe ordinary shares) or OAA (options to purchase ordinary shares) of the Company	☐	☐
17	Authorization to be given to the Board of Directors to grant free shares, existing or to be issued, pursuant to the provisions of articles L.225-197-1 and seq. of the French Commercial Code	☐	☐
18

Delegation of authority to authorize to the Board of Directors in order to issue and to allocate warrants (for BSA or bons de souscription d’actions) in favor of a range of persons satisfying determined characteristics

		☐	☐
19	Determination of the overall limits on the amounts of the issues completed pursuant to the sixteenth to the eighteenth resolutions above	☐	☐
20

Delegation of authority to be granted to the Board of Directors in order to increase the share capital by way of issuing of shares and securities giving access to the Company’s share capital to the benefit of employees who participate in a Company’s saving plan.

		☐	☐

¢	Authorized Signatures - This section must be completed for your instructions to be executed.		¢

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above

Exhibit 99.2

Annual General Meeting of Criteo

to be held on June 18, 2014

For Holders as of May 14, 2014

•	Mark, sign and date your Voting Instruction Form.

•	Detach your Voting Instruction Form.

•	Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, (Eastern Time) on June 10, 2014.

PROXY TABULATOR FOR CRITEO P.O. BOX 8016 CARY, NC 27512-9903

EVENT #

CLIENT #

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CRITEO

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 5:00 PM (New York City Time) on June 10, 2014)

The undersigned Holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the Deposited CRITEO Shares represented by such Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on May 14, 2014 at the Annual General Meeting of CRITEO to be held in France, on June 18, 2014 at 3:30 pm in respect of the resolutions specified in the enclosed Notice of Meeting.

NOTE:

1.      Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box.

2.      If no instructions are received by the Depositary from an Owner with respect to an amount of the Deposited Securities represented by American Depositary Shares of that Owner on or before the date established by the Depositary for such purpose, to the extent permitted by applicable law, the Depositary shall deem such Owner to have instructed the Depositary to vote or cause to be voted that amount of the Deposited Securities in favor of all resolutions set out in the notice of meeting that are endorsed by the Company’s board of directors and against all resolutions of that kind that are not so endorsed, except that no such instruction shall be deemed given and no such proxy shall be given with respect to any matter as to which the Company informs the Depositary that the Company does not wish Deposited Securities to be so voted.

(Continued and to be marked, dated and signed, on the other side)